Filed in the Office of	Business Number C26186-1999
Barbara K. Cegavske (signature)	Filing Number 20200724296
Secretary of State	Filed On 6/12/2020 3:05:00 PM
State Of Nevada	Number of Pages 1

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Grow Capital, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV of the Amended and Restated Articles of Incorporation of the corporation is hereby amended by adding the following paragraph at the end of Article IV:

On June 29, 2020 (the "Split Effective Time"), each share of the Common Stock issued and outstanding immediately prior to the Split Effective Time shall be automatically changed and reclassified into a smaller number of shares such that each twenty (20) shares of issued Common Stock immediately prior to the Split Effective Time is reclassified into one share of Common Stock, without reducing the number of authorized shares of Common Stock. Notwithstanding the immediately preceding sentence, there shall be no fractional shares issued and, in lieu thereof, a holder of Common Stock on the Split Effective Time who would otherwise be entitled to a fraction of a share as a result of the reclassification, following the Split Effective Time, shall receive either (1) cash in lieu of fractional shares upon the surrender of such stockholders' old stock if they own less than 20 shares of Common Stock upon the record date or (2) have their ownership of shares rounded up to the nearest whole share if they own 20 or more shares of Common Stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 52.84% of the shares of Voting Stock

4. Effective date and time of filing: (optional) Date: June 29, 2020 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X Terry Kennedy (signature)

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.